Exhibit 99.2

Tarena Announces Change of Chief Executive Officer

BEIJING, December 10, 2020 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”), a leading provider of professional education and K-12 education services in China, today announced that Mr. Yongji Sun, director and chief executive officer of the Company, has resigned from the chief executive officer position for personal reasons, effective on April 8, 2021. Mr. Sun will remain as a director of the Company. Ms. Ying Sun, vice president of the Company, will succeed Mr. Sun as the new chief executive officer on April 8, 2021.

Ms. Ying Sun has served as the vice president of the Company since December 2009. Ms. Sun joined the Company in June 2005 as the general manager of Tarena’s Beijing learning centers. Between 2007 and 2009, she was the general manager of the Company’s northern region. From 1999 to 2005, Ms. Sun worked in Gloria Hotels and Resorts, serving in various sales and human resources-related roles. Ms. Sun received a bachelor’s degree in tourism economics management from Dongbei University of Finance and Economics in China.

Mr. Shaoyun Han, chairman of the board of the Company, commented, “We are immensely grateful to Yongji for his invaluable contribution and leadership.” On Ms. Ying Sun’s promotion, Mr. Han also said, “We are pleased to welcome Ying to succeed as the new CEO. Ying has in-depth knowledge of the Company’s business operations, insightful understanding of China’s professional education and K-12 education industry, and is well equipped to lead Tarena.”

Ms. Ying Sun commented, “I would like to thank the board for the confidence and trust in me for serving as the next CEO of this great organization. I am very excited about Tarena’s future.”

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and K-12 education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers K-12 education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any business outlook and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For further information, please contact:

Amanda Wang

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn